Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 28, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on November 26, 2003, entitled “VODAFONE TO INCREASE STAKE IN VODAFONE-PANAFON”

26 November 2003

VODAFONE TO INCREASE STAKE IN VODAFONE-PANAFON

Vodafone Group Plc (“Vodafone”) announces today that it has entered into an agreement to acquire from Intracom S.A (“Intracom”) 51,250,000 shares in Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Panafon”). The shares to be acquired represent 9.433% of the outstanding shares of Panafon. The consideration will be €6.18 per share in cash, representing a total consideration of €316.725 million and will be satisfied from existing cash resources.

As a result of this transaction, Vodafone’s effective shareholding in Panafon will increase from 65.362% to 74.795%. The transaction will be executed as a block trade in accordance with the rules and regulations of the Athens Exchange.  Panafon and Intracom expect to continue their cooperation in the Greek market.

This transaction is consistent with Vodafone’s stated strategy of selectively increasing its stakes in existing operations, where opportunities arise for the creation of enhanced shareholder value.

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For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 28, 2003	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary